FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 8, 2007

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-             )

Enclosure:  Press Release dated February 8, 2007

Buhrmann NV
For more information
Media Relations
+31 (0)20 651 10 19
PRESS RELEASE
Investor Relations
+31 (0)20 651 10 42
www.buhrmann.com

Amsterdam, the Netherlands, 8 February 2007

BUHRMANN REPORTS STRONG EARNINGS GROWTH IN 2006

Fourth quarter

•                  Net sales +4.0%, a 9.2% increase at constant rates; Operating result, before special items, EUR 79.8 mln, up 14.9% at constant rates

•                  Organic sales growth 1%; OP North America -1%, OP Europe +3% (including ATG +6% on pro forma basis), OP Australia +5%, ASAP +1%, Graphic Systems +8%

•                  EPS, before special items and fair value changes, EUR 0.27 (2005: EUR 0.23)

Full year 2006

•                  Streamlining and centralisation of business processes to drive future earnings growth

•                  EPS, before special items and fair value changes, up 17% to EUR 0.82 (2005: EUR 0.70)

•                  Dividend proposed of EUR 0.21 per ordinary share (2005: EUR 0.17)

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q4 2006	Q4 2005	change in EUR	change at constant rates
Net sales	1,664.8	1,601.2	4.0%	9.2%
Gross contribution	501.3	481.6	4.1%	9.2%
Operating result (EBIT)	75.6	59.1	27.9%	34.2%
Net result	40.9	32.9	24.3%	n.a.
Net result per ordinary share (in Euro)	0.23	0.18	27.8%	n.a.

Amounts in EUR million	Full year 2006	Full year 2005	change in EUR	change at constant rates
Net sales	6,306.1	5,890.0	7.1%	7.6%
Gross contribution	1,883.6	1,775.6	6.1%	6.5%
Operating result (EBIT)	251.8	231.8	8.6%	9.0%
Net result	122.6	2.3	n.a.	n.a.
Net result per ordinary share (in Euro)	0.68	0.01	n.a.	n.a.

CEO’S STATEMENT

Commenting on 2006, Frans Koffrie, Buhrmann President and CEO said: ‘Despite improved sales and earnings resulting in strong EPS growth for the year and the quarter, we are disappointed with our North American performance in the fourth quarter. While completing the centralising of back office functions and implementing a new organisational structure, we did underestimate the impact that such temporarily increased internal focus would have on new business generation. Combined with unexpectedly soft December sales, this resulted in a decline in organic sales for the quarter. Our sales activity is being re-energised and sales in January have improved from December levels. We expect North American Office Products organic sales growth for the first quarter 2007 to stabilise around the fourth quarter 2006 level before recovering later in the year.

In Europe, we successfully integrated ATG, the leading office products distributor in the Nordic region, started to modernise our IT systems and centralised our merchandising activities. For Corporate Express Australia, the most significant event in 2006 was the implementation of Project OneSource, a programme to address duplicate legacy costs by switching from a state-based to a more centralised structure along functional lines of business.’

‘In order to improve clarity on our core office products businesses, we have decided to update our financial targets by assigning a separate target for this combined global office product business representing almost 80% of our 2006 sales. ‘

FOURTH QUARTER FINANCIAL PERFORMANCE

Net sales improved to EUR 1,665 million, a 9.2% increase at constant rates. The reported sales increase of 4.0% was impacted by a weaker US and Australian dollar. Organic growth (i.e. sales growth adjusted for the impact of acquisitions and billing days), amounted to 1% versus 5% in the third quarter. Acquired companies, like ATG and Coastwide Laboratories, performed very well in the fourth quarter.

Gross contribution was up 9.2% at constant rates to EUR 501.3 million, growing in line with sales growth. Office Products North America posted a sequential increase in gross contribution margin. Office Products Europe posted a strong 2.5%-point margin improvement, benefiting from a more centralised pan-European merchandising approach, improved margin management and the inclusion of ATG. The other divisions reported stable gross contribution margins.

Operating result amounted to EUR 75.6 million, a 34.2% increase at constant rates. Special items were EUR 4.1 million versus EUR 14.2 million a year ago. Office Products North America and ASAP Software operating result before special items declined, due to a reduced trading performance and the weakening of the US Dollar. Office Products Europe, Graphic Systems and Office Products Australia posted clearly higher operating results.

Net financing costs rose to EUR 27.5 million due to increased cash interest as a result of the ATG acquisition per the end of September 2006 and a EUR 5.7 million negative swing in fair value changes year-on-year.

Net result amounted to EUR 40.9 million, a 24% increase compared to last year. Excluding special items of EUR 3.8 million negative (net of tax) and fair value changes of EUR 4.5 million negative, net result increased 17.7% to EUR 49.2 million. The acquisition of ATG was slightly accretive in the fourth quarter. EPS, excluding special items and fair value changes, increased 17.4% to EUR 0.27, compared to EUR 0.23 last year.

FULL YEAR FINANCIAL PERFORMANCE

Sales amounted to EUR 6,306 million, a 7.6% increase at constant rates. Organic growth was 6% versus 6% in 2005. Office Products North American organic growth in 2006 was 4%. Organic growth for Office Products Europe amounted to 5% versus 4% in 2005. Total gross contribution in 2006 grew 6.5% to EUR 1,884 million at constant rates. In 2006, net result amounted to EUR 122.6 million versus EUR 2.3 million in 2005. Excluding special items and fair value changes, net result increased 24% to EUR 146.8 million and EPS increased to EUR 0.82, versus EUR 0.70 in 2005.

Under IFRS, goodwill is no longer amortised, but intangibles relating to acquired companies are recognised and amortised, e.g. customer relations and brand names, based on the estimated useful lives. In the fourth quarter amortisation of intangibles amounted to EUR 3.6 million and for full year 2006 to EUR 5.2 million (2005: EUR 0.7 million).

A dividend of EUR 0.21 per ordinary share (2006: EUR 0.17) will be proposed to the general meeting of shareholders to be held in Amsterdam on 12 April 2007.

NEW OPERATIONAL TARGETS

Our single-source supplier concept continues to be highly appreciated by customers. By selling an increasingly wide selection of products to our customer base, we allow them to reduce their total cost of ownership. Strategic and large accounts remain an area of strength to us. Building on this strong position we have fine-tuned our mid-market approach and remain convinced that this represents an important area for future growth. Global merchandising, including our private brands, category management, sourcing from South East Asia, and our preferred supplier programme remain essential to us to support our gross contribution margin.

The North American, European and Australian office products divisions are increasingly aligning their sales growth and gross contribution initiatives. As per 2007, Office Products North America,

Office Products Europe, Office Product Australia and the corporate costs will be grouped under the heading Global Office Products and will be assigned a target range for Operating result before depreciation and amortisation of intangibles (EBITDA), excluding special items, of 7%-8%. We expect to operate within the target range by the end of 2008 on a run-rate, assuming macro-economic conditions as currently experienced.

For our ASAP Software and Graphic Systems (to be renamed Printing Systems per 2007) business the usual forecasts of performance for the reporting year will be continued. Our copier business Veenman will be reported as part of Graphic Systems per 2007 (prior to 2007 Veenman was part of OP Europe).

FORWARD-LOOKING DIVISIONAL INFORMATION

In North American Office Products our sales activity is being re-energised and sales in January have improved from December levels. We expect North American Office Products organic sales growth for the first quarter 2007 to stabilise around the fourth quarter 2006 level before recovering later in the year.

For 2007, Office Products Europe expects continued healthy organic sales growth. The integration of ATG, improvement in sales, supported by macro-economic conditions and merchandising efforts should result in significantly higher sales and operating result for Office Products Europe, partly offset by investments in IT.

As a single-source supplier of choice, Office Products Australia continues to gain a larger share of its customers’ business and will actively pursue a range of new growth opportunities - both organically and via acquisitions - to leverage its existing infrastructure. The investments made in 2006 are bearing fruit and should result in another solid business performance in 2007.

For 2007, ASAP Software expects to continue strong growth in organic sales, supported by previous investments in growth initiatives. Full year operating profit is expected to remain around FY 2006 levels as a result of further investments in growth initiatives.

Graphic Systems remains optimistic about continued sales and earnings growth in 2007. This is based on the healthy market conditions in its various geographical markets and a well-filled order portfolio.

Press Conference and Analyst & Investor Meeting

A press conference will be held at hotel “The Grand” in Amsterdam, starting at 10 a.m. CET.

The analyst & investor meeting will start at 12 a.m. CET. A live video web cast of this meeting can be accessed via www.buhrmann.com. The PowerPoint presentation and a Podcast describing Buhrmann’s performance in more detail are available at the same section.  It is also possible to listen to the proceedings of the conference callvia telephone number: +31 (0) 20 712 1304.

For more information

Analysts / investors: Carl Hoyer,  telephone: +31 (0)20 651 10 42, carl.hoyer@buhrmann.com

Press / general inquiries: Corporate Communications,  telephone: +31 (0)20 651 10 19, Corpcomm@buhrmann.com

OFFICE PRODUCTS NORTH AMERICA

Amounts in EUR million	Q4 2006	Q4 2005	change in EUR	change at constant rates
Net sales	763.6	809.8	(5.7)%	2.0%
Organic growth	(1)%
Gross contribution	257.2	283.0	(9.1)%	(1.7)%
Operating result (EBIT)	28.9	25.8	12.0%	21.9%
Average Capital Employed(1)	580.0	552.9	4.9%	13.5%
Gross contribution / net sales	33.7%	34.9%
Operating result(2)/ net sales	4.3%	4.9%
Operating result(2)/ Average Capital Employed(1)	23.3%	28.7%

(1) Average Capital Employed excludes goodwill.

(2) Excluding special items (see also the remarks under Basis of Presentation).

2006 was a year of considerable change for Office Products North America. Significant steps were taken to further streamline the organisation and create a more customer-focused, sales driven organisation. The centralisation of local administrative operations such as credit and collections and customer care has been completed and the streamlined operational structure has been fully implemented. This realignment will allow Office Products North America to better target particular customer segments, expand its product line focus, increase sales growth and reduce expenses. By making these changes, Office Products North America invested in its long-term health. However, the continuing internal focus on completing these streamlining and centralisation activities had a greater than anticipated impact on new business generation which, when combined with unexpectedly soft December sales, resulted in a 1% decline in organic sales for the quarter. Sales in January have improved from December levels.

Office Products North America continued to experience strong performance from its Canadian operations, its document and print management business, and the facilities supplies business, including a significant contribution from the Coastwide Laboratories acquisition. The private brands program continued its strong growth, increasing to 29% of office and computer supply sales in the quarter, compared to 26% for the prior year quarter.

Profitable sales growth continues to be a priority, and the gross contribution margin amounted to 33.7%. In 2006 gross contribution decreased by 1.7% at constant rates to EUR 257.2 million. The continued focus on economically sensible pricing and account profitability, combined with the efficiencies resulting from the organisational changes and an intensified focus on external sales growth, are expected to result in improving performance in the quarters to come.

Excluding special items, operating result was EUR 33.2 million, a decrease of 7.5% at constant rates. In the fourth quarter EUR 4.3 million of costs were incurred for streamlining our organisation.

In 2006, the streamlining of the organisational structure and the centralisation of back office functions resulted in additional costs (reported as special items) of EUR 35 million. For 2007 additional costs of around USD 13 million are expected, related to adapting the US logistical infrastructure to the new organisation. The run rate of total savings is expected to be USD 47 million of which USD 31 million has been realised in 2006.

OFFICE PRODUCTS EUROPE

Amounts in EUR million	Q4 2006	Q4 2005	change in EUR	change at constant rates
Net sales	352.3	253.0	39.3%	39.0%
Organic growth	3%
Gross contribution	122.8	81.8	50.1%	49.7%
Operating result (EBIT)	14.3	4.8	197.1%	196.4%
Average Capital Employed(1)	206.8	114.0	81.5%	82.9%
Gross contribution / net sales	34.8%	32.3%
Operating result(2)/ net sales	4.0%	2.1%
Operating result(2)/ Average Capital Employed(1)	32.1%	18.7%

(1) Average Capital Employed excludes goodwill.

(2) Excluding special items (see also the remarks under Basis of Presentation).

Office Products Europe increased its market share in 2006 through organic sales growth and acquisitions. Early in the year, Ofiexpress, a Spanish office products distributor was acquired while in September, ATG, the leading office products group in the Nordic region, became a wholly owned subsidiary of the Group. This acquisition is an excellent strategic and geographical fit, delivering a market leadership position in Norway and Sweden and a strong platform for further expansion in the Nordic region.

Corporate Express Europe further centralised its merchandising function. The first benefits are already visible and full benefits should materialise in 2007. Another point of focus was the harmonisation of IT systems across Europe. This will result in scale benefits, common applications and better tools for customers and employees. This will, however, for the time being result in some double running costs.

Sales grew 39.0% at constant rates to EUR 352 million in the fourth quarter. Organic sales growth was 3%, particularly driven by continued success in strategic and large accounts and pan-European account wins. All product categories posted organic growth, except furniture and our copier business which declined slightly. With the exception of Italy and Austria, all countries reported sales growth benefiting from strategic initiatives, such as product range extension.

Germany continued its mid-single digit sales growth with an increased focus on customer profitability. The Benelux and the UK showed healthy sales growth driven by success in the strategic account segment. ATG sales were EUR 94 million, an 11% increase versus last year. Sweden and Norway, now Office Products Europe’s second largest European market, posted a particularly strong performance. The integration of the Swedish activities progresses as planned. Other countries, like France and Ireland, also performed strongly.

Gross contribution increased 49.7% at constant rates to EUR 122.8 million. Gross contribution margin amounted to 34.8%, a 2.5%-point margin improvement, showing the benefits of a more centralised pan-European merchandising approach, improved margin management and the inclusion of ATG.

In the seasonally strong fourth quarter, operating profit (EBIT) rose to EUR 14.3 million, a 4.0% operating margin. ATG contributed EUR 6.5 million. Excluding ATG, divisional profits almost doubled. All our major markets showed a clear improvement in operating profit for the fourth quarter.

Veenman reported sales of EUR 22 million and operating profit of EUR 0.6 million. For Veenman Germany, 2006 was a turbulent year with various smaller divestments and a restructuring, but the negative trend has stopped and sales are gradually picking up. Full year 2006 sales for Veenman were

EUR 94 million (2005: EUR 107 million) with a stable operating profit of EUR 1.1 million. Excluding the special items reported in the third quarter, operating result 2006 amounted to EUR 2.6 million (2005: EUR 2.4 million).

For 2007, continued healthy organic sales growth is expected for Office Products Europe, driven by strategic initiatives and supported by improving macro-economic conditions. The integration of ATG, improvement in sales and the centralisation and merchandising efforts should result in significantly higher sales and operating result for Office Products Europe.

OFFICE PRODUCTS AUSTRALIA

Amounts in EUR million	Q4 2006	Q4 2005	change in EUR	change at constant rates
Net sales	192.6	180.8	6.5%	11.4%
Organic growth	5%
Gross contribution	60.5	56.7	6.7%	11.5%
Operating result	15.5	16.0	(2.6)%	1.8%
Average Capital Employed(1)	76.1	66.1	15.2%	20.8%
Gross contribution / net sales	31.4%	31.3%
Operating result / net sales	8.1%	8.8%
Operating result / Average Capital Employed	83.1%	97.4%

(1) Average Capital Employed excludes goodwill.

For Corporate Express Australia, 2006 was a year of change. The most significant event was Project OneSource, a programme designed to maximise internal efficiency. It involved switching from a decentralised, state-based structure to a more centralised structure along operational lines of business. The new business model is more scaleable, which means Corporate Express Australia can grow without a proportional increase in costs. Now that this process is virtually complete, Corporate Express Australia is in good shape to meet the challenges of the future.

Corporate Express Australia expanded further in the medium-sized and small company customer segments which are becoming an increasingly significant part of the sales mix. Two important new lines of business were added - educational products and safety supplies – and five acquisitions with annualised sales of AUD 60 million were completed in 2006.

Sales increased 11.4% at constant rates to EUR 192.6 million in the fourth quarter. Forms and prints, furniture, IT business and facility products all showed strong organic growth. The IT business continues to shift away from low-margin large customers to the more attractive small and medium-sized customer segment. Over 71% of total orders are now received via eCommerce.

Corporate Express Australia confirmed an off-market share buy-back of around AUD 50 million. The tender period is expected to close at the end of March. Buhrmann does not intend to sell any shares in the buy-back, but reserves the right to change its intention.

As a single-source supplier of choice, Corporate Express Australia continues to gain a larger share of its customers business and will actively pursue a range of new growth opportunities - both organically and via acquisitions - to leverage its existing infrastructure. The investments made in 2006 are bearing fruit and should result in another solid business performance in 2007.

ASAP SOFTWARE

Amounts in EUR million	Q4 2006	Q4 2005	change in EUR	change at constant rates
Net sales	213.1	223.4	(4.6)%	1.6%
Organic growth	1%
Gross contribution	22.0	23.5	(6.3)%	(0.4)%
Operating result	9.1	10.9	(16.6)%	(11.9)%
Average Capital Employed(1)	16.7	34.0	(51.0)%	(49.2)%
Gross contribution / net sales	10.3%	10.5%
Operating result / net sales	4.3%	4.9%
Operating result / Average Capital Employed	217.6%	127.9%

(1) Average Capital Employed excludes goodwill.

In 2006 ASAP Software reported sales grew 5.9% to EUR 813 million at constant rates, representing 10% organic growth. Gross contribution developed in line with organic sales growth, up 4.0% to EUR 81.9 million at constant rates. ASAP Software continued to invest in small and medium-sized businesses, international expansion and IT asset management. The number of employees increased by 11%, primarily in sales positions. As a consequence, operating costs increased and resulted in an EBIT of EUR 29.0 million, an 11.5% decrease at constant rates compared to full year 2005.

Organic growth of 1% was recorded in the fourth quarter. Positive momentum continued in the small and medium-sized segment. Gross contribution at constant rates was stable at EUR 22.0 million. Operating profit was EUR 9.1 million, a decrease of 11.9% at constant rates. Compared to the third quarter 2006, operating profit showed, as expected, a sharp increase.

IT purchase growth is expected to be solid in 2007, although with software growing faster than hardware, at a slightly lower level compared to previous years. Spending by small and medium-sized businesses is anticipated to outpace spending by large companies. The release of Microsoft Vista and Office per 30 January 2007 should generate positive momentum with existing customers as well as with prospects. The expected gradual adoption of Vista and Office by corporations and the public sector suggests the greatest impact to be on long-term growth.

For 2007, ASAP Software expects to continue strong growth in organic sales, supported by previous investments in growth initiatives. Full year operating profit is expected to remain around FY 2006 levels as a result of further investments in growth initiatives, like small and medium-sized businesses and higher margin IT service business.

GRAPHIC SYSTEMS (to be renamed PRINTING SYSTEMS per January 2007)

Amounts in EUR million	Q4 2006	Q4 2005	change in EUR
Net sales	143.2	134.2	6.7%
Organic growth	8%
Gross contribution	38.8	36.6	6.0%
Operating result	8.7	6.4	34.7%
Average Capital Employed(1)	86.8	82.1	5.7%
Gross contribution / net sales	27.1%	27.3%
Operating result / net sales	6.1%	4.8%
Operating result / Average Capital Employed(1)	41.9%	31.5%

(1) Average Capital Employed excludes goodwill.

2006 was a successful year for Graphic Systems. Notwithstanding the fact that sales in the graphics industry are driven mainly by replacement sales and not by improving market conditions, the division increased sales by 12% to EUR 471 million. Compared to 2005, operating result more than doubled to EUR 21.0 million. Machinery sales rose 13% to EUR 309 million and Triple S sales increased 8%, representing 34% of total sales.

In the fourth quarter, sales increased 6.7% to EUR 143.2 million, of which Triple S sales represent 30%. Order intake developed satisfactorily and continued to show an upward trend. Gross contribution rose to EUR 38.8 million, an increase of 6.0%. The gross contribution margin dropped slightly. Operating costs remained under control and were stable year over year. Operating profit amounted to EUR 8.7 million, an increase of 34.7%. Average capital employed increased modestly, mainly caused by machines under installation leading to increased inventory levels at year-end.

In 2006, 35% of total supplies sales were conducted via eCommerce. In December, an improved eCommerce system for ordering supplies was introduced. In 2007 sales of spare parts and services via this tool will be developed.

Graphic Systems remains optimistic about continued sales and earnings growth in 2007. This is based on the healthy market conditions in its various geographical markets Graphic Systems operates in and a well-filled order portfolio.

CORPORATE

Under ‘Corporate’, operating costs for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members amounted to EUR 0.9 million negative (Q4 2005: EUR 4.8 million negative). ‘Holding’ operating costs were EUR 4.9 million (Q4 2005: 9.9 million), benefiting from lower advisory costs and lower risk provisions on operational taxes. A net contribution of EUR 6.4 million (Q4 2005: EUR 5.1 million) was recorded for the expected return on plan assets and interest on the pension obligations, due to the surplus status of our Dutch pension fund (Coverage ratio at 31 December 2006: 155%).

For the full year 2006, we recorded a net contribution of EUR 20.4 million with respect to the expected return on plan assets and interest on the pension obligations. For ‘Holdings’, total operating costs amounted to EUR 24.6 million.

For the full year 2007, we expect to record a net contribution of approximately EUR 18 million for the expected return on plan assets and interest on the pension obligations and the operating costs for ‘Holdings’ are expected to be about EUR 30 million.

SPECIAL ITEMS

In the fourth quarter, operating result included special items of EUR 4.1 million negative mainly related to Office Products North America. During 2006 total special items of EUR 39.6 million have been recorded, mainly in Office Products North America for the streamlining of our organisation and the centralisation of back-office functions. In 2007, we expect special items of about USD 13 million for North America, primarily related to adapting the US logistical infrastructure to the new organisation.

DEPRECIATION PP&E, AMORTISATION INTANGIBLES AND CAPEX

Depreciation of PP&E was EUR 24.5 million in the fourth quarter, totalling EUR 93.9 million for full year 2006. In the fourth quarter capex was EUR 24.7 million.

Under IFRS, goodwill is no longer amortised, but intangibles relating to acquired companies are recognised and amortised, e.g. customer relations and brand names, based on the estimated useful lives. In the fourth quarter amortisation of intangibles amounted to EUR 3.6 million and for full year 2006 to EUR 5.2 million (2005: EUR 0.7 million).

PROFIT TAXES

In the fourth quarter profit taxes amounted to EUR 1.7 million (Q4 2005: EUR 0.7 million). The tax effect on special items was EUR 1.5 million positive. Underlying taxes were EUR 3.0 million, excluding fair value effects, special items and dividend on Preference Shares A, reflecting an effective tax rate of 5%. The tax rate for the quarter was particularly influenced by 1) the reduction of the Dutch statutory corporate income tax rate from 29.6% to 25.5% per 2007 resulting in lower net deferred tax liabilities and 2) a further recognition of deferred tax assets on the increased future earnings capacity as a result of the increased surplus status of our Dutch pension fund.

For full year 2006, profit taxes were EUR 20.8 million (FY 2005: EUR 24.5 million). The tax effect on special items was EUR 14.7 million positive. Underlying taxes were EUR 34.7 million, reflecting an effective tax rate of 16.5%. Total cash tax payments amounted to EUR 32.3 million (FY 2005: EUR 29.7 million).

CASH FLOW AND ROCE

Cash flow available from operational activities was EUR 206.5 million positive in the fourth quarter. Working capital decreased EUR 126.0 million in the fourth quarter, largely due to improvements in trade receivables and payables. Average working capital as a percentage of sales (on a four-quarter rolling average) increased to 9.3% (Q3 2006: 9.1%), as increased inventory levels are structurally up, reflecting increased direct sourcing out of Asia. For full year 2006, cash flow available from operational activities was EUR 232.2 million positive (2005: EUR 231.6 million).

Return on capital employed (before goodwill and special items) was 33.9% (Q4 2005: 34.6%). Including goodwill and special items, RoCE was 11.7% (Q4 2005: 10.1%). For full year 2006 RoCE was 32.6% excluding goodwill and special items (2005: 30.6%) and 10.5% including goodwill and special items (2005: 10.3%).

NET DEBT, FINANCING, FINANCIAL COSTS AND FAIR VALUE CHANGES

Net interest-bearing debt decreased to EUR 1,294 million at 31 December 2006 versus EUR 1,451 million at 30 September 2006. The translation effect related to the depreciation of the US dollar versus the Euro decreased net interest-bearing debt by EUR 27 million in the fourth quarter.

The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees divided by EBITDA) decreased to 3.2 times versus 3.9 times the previous quarter.

For the quarter, net financing costs amounted to EUR 27.5 million (Q4 2005: EUR 20.6 million). EUR 2.8 million of these costs related to the dividend on preference shares. Cash interest was EUR 17.6 million (Q4 2005: EUR 16.9 million) and non-cash interest amounted to EUR 2.7 million (Q4 2005: EUR 2.3 million). For the full year 2006, net financing costs were EUR 96.7 million (2005: EUR 190.8 million) of which cash interest was EUR 70.4 million (2005: EUR 61.4 million).

The total impact of fair value adjustments, net of tax, was EUR 4.5 million negative in this quarter (Q4 2005: EUR 1.2 million positive). For the full year 2006, the total impact, net of tax, was EUR 5.9 million negative (2005: EUR 18.4 million negative).

ADDITIONAL FORWARD-LOOKING FINANCIAL INFORMATION FOR 2007

For full year 2007 we project cash interest expenses (including dividends on Preference Shares A) of about EUR 100 million (2006: EUR 81.6 million). Cash tax payments are estimated to be around EUR 35 million (2006: EUR 32.3 million), while the effective tax rate, excluding any fair value effects, exceptional items and dividend on Preference Shares A, is expected to be around 20% for

2007 and about 20-25% in the medium term. Capital expenditure is expected to be line with depreciation of around EUR 100 million (2006: EUR 93.9 million). Amortisation of intangibles, following the recent acquisitions, is expected to amount to EUR 15 million (2006: EUR 5.2 million).

DIVIDEND PROPOSAL

A proposal will be submitted to the General Meeting of Shareholders to be held on 12 April 2007 to pay a dividend of EUR 0.21 per ordinary share. In line with the dividend policy of Buhrmann, this represents 26% of the consolidated net result available to holders of ordinary shares after adding back special items (net of tax) and fair value adjustments (net of tax) amounting to EUR 146.8 million, divided by the number of ordinary shares outstanding at 31 December 2006. The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

An amount of EUR 11.2 million will be paid to holders of (depositary receipts of) Preference Shares A, representing a statutory dividend of EUR 0.21 per share.

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Financial calendar

Publication first quarter results 2007:	Thursday 3 May 2007
Publication second quarter results 2007:	Thursday 2 August 2007
Publication third quarter results 2007:	Tuesday 6 November 2007
Publication fourth quarter results 2007:	Thursday 7 February 2008
Annual General Meeting of Shareholders:	Thursday 12 April 2007 - 14h00 CET
Amsterdam, hotel Okura
Listing ex-dividend:	Monday 16 April 2007
Decision period dividend ordinary shares (in cash or in shares):	16 - 26 April 2007
Dividend payments ordinary shares:	Monday 30 April 2007

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@buhrmann.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
Corpcomm@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2005, which is available on our website, www.buhrmann.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values and excluding special items. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days and commission-based sales.

CONSOLIDATED INCOME STATEMENT

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005
Net sales	1,664.8	1,601.2	6,306.1	5,890.0
Purchase value trade goods sold	(1,163.5)	(1,119.6)	(4,422.5)	(4,114.4)
Gross contribution	501.3	481.6	1,883.6	1,775.6
Operating costs	(397.5)	(398.3)	(1,532.7)	(1,454.8)
Depreciation pp&e and amortisation intangibles	(28.1)	(24.1)	(99.1)	(89.0)
Operating result (EBIT)	75.6	59.1	251.8	231.8
Net financing costs *	(27.5)	(20.6)	(96.7)	(190.8)
Result before profit tax	48.1	38.5	155.1	41.0
Profit tax	(1.7)	(0.7)	(20.8)	(24.5)

Other financial results	(5.6)	(4.9)	(11.7)	(14.2)
Net result	40.9	32.9	122.6	2.3

Net result	40.9	32.9	122.6	2.3
Special items (net of tax)	3.8	10.1	18.2	97.5
Net result excluding special items	44.7	43.0	140.9	99.8
Fair value changes net of tax	4.5	(1.2)	5.9	18.4
Net result excluding changes in fair values and special items	49.2	41.8	146.8	118.2

* Net financing costs
-Cash interest	(17.6)	(16.9)	(70.4)	(61.4)
-Dividend preference shares	(2.8)	(2.8)	(11.2)	(18.9)
-Non-cash interest (incl. Amortisation fees)	(2.7)	(2.3)	(9.9)	(7.9)
-Fair value changes	(4.3)	1.4	(5.2)	(17.7)
-Repurchase preference shares C	—	(0.0)	—	(85.0)
Net financing costs	(27.5)	(20.6)	(96.7)	(190.8)

OPERATIONAL RATIOS

	4 th quarter		January - December
Gross contribution as a % of net sales	30.1%	30.1%	29.9%	30.1%
EBIT as a % of net sales	4.5%	3.7%	4.0%	3.9%
EBIT before special items as a % of net sales	4.8%	4.6%	4.6%	4.3%

EARNINGS PER SHARE (BASIC)

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005
Average number of ordinary shares (x 1,000)	180,843	178,750	180,078	168,231

Per ordinary share (in euro)
Net result	€0.23	€0.18	€0.68	€0.01
Net result excluding changes in fair values and special items	€0.27	€0.23	€0.82	€0.70

Number of shares at balance sheet date			180,905	178,750

RECONCILIATION SPECIAL ITEMS / FAIR VALUE CHANGES Q4

	Reported	Special items	Fair value changes	Underlying
Operating result (EBIT)	75.6	(4.1)	0.0	79.8
Net financing costs	(27.5)	0.0	(4.3)	(23.1)
Result before profit tax	48.1	(4.1)	(4.3)	56.6
Profit tax	(1.7)	1.5	(0.2)	(3.0)
Other financial results	(5.6)	(1.2)	0.0	(4.4)
Net result	40.9	(3.8)	(4.5)	49.2

CONSOLIDATED CASH FLOW STATEMENT

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005

EBIT	75.6	59.1	251.8	231.8
Depreciation pp&e and amortisation intangibles	28.1	24.1	99.1	89.0
Other adjustments for non-cash	(3.2)	14.1	10.2	17.1

- (Increase) / decrease in inventories	(21.2)	(24.2)	(52.9)	1.4
- (Increase) / decrease in trade receivables	(1.5)	(40.7)	6.9	(47.0)
- Increase / (decrease) in trade payables	108.5	110.0	16.3	(10.6)
- (Increase) / decrease in other receivables and liabilities	40.2	10.3	(26.5)	5.3
(Increase) / decrease in working capital	126.0	55.4	(56.2)	(50.8)

Payments for defined benefit plans	(6.4)	(2.4)	(13.3)	(8.6)
Profit tax paid	(6.8)	(8.4)	(32.3)	(29.7)
Other operational payments (including restructuring)	(6.9)	(2.9)	(27.0)	(17.3)
Cash flow from operational activities	206.5	139.0	232.2	231.6
Investments in pp&e and software	(24.7)	(13.4)	(78.5)	(63.7)
Acquisitions, integration and divestments	(25.5)	(8.9)	(314.6)	(22.3)
Cash flow available for financing activities	156.3	116.7	(160.9)	145.5

Interest paid	(16.3)	(13.8)	(70.7)	(57.7)
Buy back premium Preference shares C	0.0	0.0	0.0	(85.1)
Dividend Preference shares A	0.0	(0.0)	(11.2)	(12.2)
Financing fees paid	(2.9)	(2.1)	(7.4)	(7.9)
Shares issued	3.3	(0.0)	6.5	239.3
Dividend on ordinary shares paid	0.0	0.0	(14.8)	(11.9)
Payments minority shareholders	(4.6)	(4.7)	(9.6)	(30.6)
Change in non-current financing	(102.2)	(23.2)	210.7	(233.1)
Cash flow from financing activities	(122.7)	(43.8)	103.4	(199.2)

Net cash flow (change in current financing)	33.6	72.9	(57.5)	(53.7)

FINANCIAL RATIOS

	31 December		31 December
	2006	2005	2005
Interest cover (4 quarterly rolling)
- EBITDA / cash interest	5.0	5.2	5.2
cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDA	3.2	2.9	2.9
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	37%	37%	37%
- Net-interest-bearing debt in % of group equity	85%	72%	72%

CONSOLIDATED BALANCE SHEET

	31 December		31 December
in millions of euro	2006	2005	2005
Non-current assets
Goodwill	1,530.9	1,499.2	1,499.2
Property, plant & equipment and intangible assets (software)	324.3	333.1	333.1
Pre-paid pensions, deferred tax and other non-current assets	644.4	564.8	564.8
Total non-current assets	2,499.5	2,397.0	2,397.0
Current assets
Inventories	520.0	453.4	453.4
Trade receivable	867.1	873.8	873.8
Other receivables	218.2	203.5	203.5
Cash *	72.8	114.0	114.0
Total current assets	1,678.1	1,644.7	1,644.7

Total assets	4,177.6	4,041.7	4,041.7

Group equity
Shareholders’ equity	1,462.9	1,450.3	1,450.3
Minority interest	63.9	59.4	59.4
Group equity	1,526.8	1,509.7	1,509.7
Non-current liabilities
Preference shares and loans *	1,283.7	1,137.8	1,137.8
Deferred tax, pension obligations, derivatives and provisions	206.4	241.7	241.7
Total non-current liabilities	1,490.1	1,379.5	1,379.5
Current liabilities
Loans and bank overdrafts *	83.1	55.8	55.8
Trade payables	720.0	724.8	724.8
Other liabilities	357.5	372.0	372.0
Total current liabilities	1,160.7	1,152.5	1,152.5

Total equity and liabilities	4,177.6	4,041.7	4,041.7

Working capital	559.8	473.5	473.5
Capital employed	2,491.4	2,302.8	2,302.8
Net-interest-bearing	1,294.0	1,079.5	1,079.5

*) these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	31 December		31 December
in millions of euro	2006	2005	2005

Shareholders’ equity per 1 January	1,450	1,062	1,062
Net result year to date	123	2	2
Dividend ordinary shares	(15)	(12)	(12)
Share issue for options exercised	6
Tax items	3
Net proceeds issue ordinary shares		238	238
Repurchase shares CE Australia	(2)	(10)	(10)
Interest hedges	(1)	3	3
Actuarial gains and (losses) on pension plans	18	(19)	(19)
Share-based payments	8	7	7
Translation differences	(127)	180	180
Shareholders’ equity at the end of the reporting period	1,463	1,450	1,450

FIGURES PER DIVISION

NET SALES

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005
Office Products North America	763.6	809.8	3,182.4	3,047.0
Office Products Europe	352.3	253.0	1,096.1	947.6
Office Products Australia	192.6	180.8	743.5	700.7
ASAP Software	213.1	223.4	813.1	773.4
Graphic Systems	143.2	134.2	471.1	421.4
Buhrmann	1,664.8	1,601.2	6,306.1	5,890.0

	4 th quarter		January - December
ORGANIC GROWTH OF SALES	2006	2005	2006	2005
Office Products North America	(1)%	9%	4%	6%
Office Products Europe	3%	6%	5%	4%
Office Products Australia	5%	9%	3%	10%
ASAP Software	1%	8%	10%	7%
Graphic Systems	8%	4%	12%	4%
Buhrmann	1%	8%	6%	6%

Gross contribution

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005
Office Products North America	257.2	283.0	1,073.7	1,053.6
Office Products Europe	122.8	81.8	364.9	308.7
Office Products Australia	60.5	56.7	231.8	215.5
ASAP Software	22.0	23.5	81.9	79.3
Graphic Systems	38.8	36.6	131.3	118.7
Buhrmann	501.3	481.6	1,883.6	1,775.6

Gross contribution as a % of NET SALES

	4 th quarter		January - December
	2006	2005	2006	2005
Office Products North America	33.7%	34.9%	33.7%	34.6%
Office Products Europe	34.8%	32.3%	33.3%	32.6%
Office Products Australia	31.4%	31.3%	31.2%	30.7%
ASAP Software	10.3%	10.5%	10.1%	10.3%
Graphic Systems	27.1%	27.3%	27.9%	28.2%
Buhrmann	30.1%	30.1%	29.9%	30.1%

OPERATING RESULT (EBIT)

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005
Office Products North America	28.9	25.8	130.9	142.5
Office Products Europe	14.3	4.8	15.6	(0.3)
Office Products Australia	15.5	16.0	59.7	59.1
ASAP Software	9.1	10.9	29.0	33.0
Graphic Systems	8.7	6.4	21.0	9.4
Corporate	(0.9)	(4.8)	(4.4)	(11.8)
EBIT	75.6	59.1	251.8	231.8

OPERATING RESULT excluding special items

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005
Office Products North America	33.2	39.5	165.9	156.2
Office Products Europe	14.2	5.3	20.3	7.2
Office Products Australia	15.5	16.0	59.7	59.1
ASAP Software	9.1	10.9	29.0	33.0
Graphic Systems	8.7	6.4	21.0	9.4
Corporate	(0.9)	(4.8)	(4.4)	(11.8)
EBIT	79.8	73.3	291.4	253.1

OPERATING RESULT excluding special items as a% of NET SALES
(ROS in %)

	4 th quarter		January - December
	2006	2005	2006	2005

Office Products North America	4.3%	4.9%	5.2%	5.1%
Office Products Europe	4.0%	2.1%	1.9%	0.8%
Office Products Australia	8.1%	8.8%	8.0%	8.4%
ASAP Software	4.3%	4.9%	3.6%	4.3%
Graphic Systems	6.1%	4.8%	4.5%	2.2%
Corporate	(0.1)%	(0.3)%	(0.1)%	(0.2)%
Buhrmann	4.8%	4.6%	4.6%	4.3%

AVERAGE CAPITAL EMPLOYED

	4 th quarter		January - December
in millions of euro	2006	2005	2006	2005

Office Products North America	580.0	552.9	566.7	530.7
Office Products Europe	206.8	114.0	149.6	116.9
Office Products Australia	76.1	66.1	69.9	59.8
ASAP Software	16.7	34.0	26.5	19.3
Graphic Systems	86.8	82.1	88.1	95.0
Corporate	17.3	1.0	9.9	7.3
Buhrmann, excluding goodwill	983.8	850.0	910.7	829.0
Goodwill	1,606.1	1,480.4	1,492.6	1,421.6
Buhrmann, including goodwill	2,589.9	2,330.4	2,403.3	2,250.6

OPERATING RESULT excluding special items as a % of AVG CAP. EMPLOYED

(ROCE in %)

	4 th quarter		January - December
	2006	2005	2006	2005

Office Products North America	23.3%	28.7%	29.5%	29.5%
Office Products Europe	32.1%	18.7%	15.3%	6.2%
Office Products Australia	83.1%	97.4%	86.6%	99.5%
ASAP Software	217.6%	127.9%	109.3%	170.4%
Graphic Systems	41.9%	31.5%	24.4%	10.0%
Buhrmann, excluding goodwill	33.9%	34.6%	32.6%	30.6%
Buhrmann, including goodwill and special items	11.7%	10.1%	10.5%	10.3%

	4 th quarter		31 December
NUMBER OF EMPLOYEES	2006	2005	2005

in number of FTE’s
Office Products North America	10,015	9,976	9,976
Office Products Europe	4,380	3,694	3,694
Office Products Australia	2,524	2,337	2,337
ASAP Software	603	544	544
Graphic Systems	941	954	954
Corporate	68	71	71
Buhrmann	18,529	17,575	17,575

EXCHANGE RATES	4 th quarter		January - December
Euro versus US$, average rate	1.29	1.19	1.26	1.24
Euro versus US$, end rate			1.32	1.18
Euro versus Aus$, average rate	1.67	1.60	1.67	1.63
Euro versus Aus$, end rate			1.67	1.61

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: February 8, 2007